Philips updates markets on value adjustment to Lumileds

Monday, January 19, 2009

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that, as initially indicated during the investor and analyst day on December 4, 2008, Philips will impair the book value of its Lumileds business by EUR 232 million. This value adjustment, a consequence of reduced short-term market demand and uncertain outlook caused by the current macro economic downturn, will be booked in the results for the fourth quarter of 2008, which will be published on January 26, 2009.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel:  +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.